Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before provision for income taxes	$(203,809)	$92,349	$2,127	$28,337	$1,653	$3,973
Amount recorded for (income) loss in unconsolidated joint venture	(1,863)	2,205	—	—	—	—
Add:
Distributions from equity investment in joint venture	667	1,800	—	—	—	—
Interest on indebtedness	103,780	149,859	129,744	41,155	28,704	7,843
Amortization of debt expense and premium	5,883	6,524	6,097	1,565	3,432	931
Interest component of operating leases	447	622	524	272	112	8

	$(94,895)	$253,359	$138,492	$71,329	$33,901	$12,755

Fixed charges
Interest on indebtedness	$103,780	$149,859	$129,744	$41,155	$28,704	$7,843
Amortization of debt expense and premium	5,883	6,524	6,097	1,565	3,432	931
Interest component of operating leases	447	622	524	272	112	8
Dividends to Class B unit holders	2,091	2,788	2,883	1,362	—	—

	112,201	159,793	139,248	44,354	32,248	8,782

Preferred stock dividends
Preferred Series A	2,385	4,855	4,916	4,916	4,916	1,352
Preferred Series B-1	3,128	5,735	6,256	5,958	4,387	3
Preferred Series C	—	—	5,166	—	—	—
Preferred Series D	8,979	16,052	7,652	—	—	—

	14,492	26,642	23,990	10,874	9,303	1,355

Combined fixed charges and preferred stock dividends	$126,693	$186,435	$163,238	$55,228	$41,551	$10,137

Ratio of earnings to fixed charges		1.59		1.61	1.05	1.45

Ratio of earnings to combined fixed charges and preferred stock dividends		1.36		1.29		1.26

Deficit (Fixed charges)	$207,096		$756

Deficit (Combined fixed charges and preferred stock dividends)	$221,588		$24,746		$7,650